UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Medstone International, Inc.

(Name of Issuer)

Common Stock, par value $.004 per share

(Title of Class of Securities)

5850C101

(CUSIP Number)

Brad A. Hummel

President and Chief Executive Officer

Prime Medical Services, Inc.

1301 S. Capital of Texas Highway, Suite B-200

Austin, Texas 78746

(512) 328-2892

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

SCHEDULE 13D

CUSIP No.

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person PRIME MEDICAL SERVICES, INC.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 384,548* 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,548

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%**

14.	Type of Reporting Person CO

*	Represents (i) 84,548 shares of Medstone common stock, and (ii) 300,000 shares of Medstone common stock issuable upon exercise of options. See discussion in Item 5.

**	Based on the number of shares outstanding as of November 11, 2003, as disclosed to Prime by Medstone in the Merger Agreement (as such terms are defined).

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.004 per share, of Medstone International, Inc., a Delaware corporation (the “Issuer” or “Medstone”). The Issuer has its principal executive offices at 100 Columbia, Suite 100, Aliso Viejo, California 92656.

Item 2. Identity and Background.

(a)—(c). This statement on Schedule 13D is being filed by Prime Medical Services, Inc., a Delaware corporation (“Prime”). The address of the principal office and business of Prime is 1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746. Prime provides lithotripsy services and designs and manufactures trailers and coaches for transporting medical equipment and equipment for the media and broadcast industry. Lithotripsy is a non-invasive procedure for treating kidney stones. Prime also provides services related to the operation of lithotripters, including scheduling, staffing, training, quality assurance, maintenance, regulatory compliance and contracting with payors, hospitals and surgery centers. Information with respect to the persons specified in Instruction C of Schedule 13D is set forth on Schedule A hereto and is incorporated by reference herein.

(d)—(e). During the last five years, neither Prime nor, to the best of its knowledge, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding, (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). The citizenship of each of the persons specified in Instruction C of Schedule 13D is set forth on Schedule A hereto and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

To induce Prime to enter into the Agreement and Plan of Merger (the “Merger Agreement”), dated November 11, 2003, by and among Medstone, ABC Merger, Inc., a Delaware corporation and a wholly-owned subsidiary of Prime (“Merger Sub”), and Prime, the stockholders of Medstone identified in “Item 5. Interest in Securities of the Issuer” below (the “Stockholders”) entered into a Voting Agreement (the “Voting Agreement”), dated November 11, 2003, with Prime with respect to certain shares of Medstone common stock beneficially owned by the Stockholders (the “Shares”). Prime has not paid additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see “Item 4. Purpose of the Transaction” below, which description is incorporated herein by reference in response to this Item 3. The Voting Agreement is filed herewith as Exhibit 1.

Item 4. Purpose of the Transaction.

(a) – (b). Pursuant to the Merger Agreement, Merger Sub will merge with and into Medstone (the “Merger”) and the surviving entity (the “Surviving Corporation”) will be a wholly-owned subsidiary of Prime. The consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the stockholders of Medstone and Prime. Reference is made to the terms and conditions set forth in the Merger Agreement, which are incorporated herein by reference.

Prime entered into the Voting Agreement with the Stockholders whereby the Stockholders shall, including by executing a written consent solicitation if requested by Prime, vote (or cause to be voted) the Shares: (a) in favor of the Merger, the adoption by Medstone of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated therein and (b) against any transaction, agreement, matter or Target Acquisition Proposal (as defined in the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement.

(c). Not applicable.

(d). Immediately after giving effect to the consummation of the transactions contemplated by the Merger Agreement, Prime will appoint the directors of the Surviving Corporation, and such directors will appoint the officers of the Surviving Corporation.

(e). Not applicable.

(f). Immediately after giving effect to the consummation of the transactions contemplated in the Merger Agreement, the current business of Medstone will be operated by Prime through Merger Sub.

(g). In connection with the Merger, Merger Sub’s certificate of incorporation and bylaws immediately before the Merger will become the Surviving Corporation’s certificate of incorporation and bylaws immediately after the Merger.

(h). After consummation of the Merger, Medstone common stock will cease to be authorized to be quoted on the Nasdaq National Market.

(i) – (j). Not applicable.

Except as indicated in this statement on Schedule 13D, Prime has no specific plans or proposals that relate to or would result in any change to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing summary of the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) – (b). Prior to November 11, 2003, Prime was not the beneficial owner, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of any shares of Medstone common stock.

As a result of entering into the Voting Agreement, Prime may be deemed to share the power to vote, and to be the beneficial owner of, 84,548 shares of Medstone common stock and options to purchase 300,000 shares of Medstone common stock. Together these interests represent a total of 384,548 shares or approximately 9.5% of Medstone’s outstanding common stock. According to the Merger Agreement, the number of shares of common stock outstanding as of November 11, 2003 was 3,758,220. The foregoing beneficial ownership calculations are based upon the representations of Medstone and the Stockholders in the Merger Agreement and Voting Agreement, respectively.

Notwithstanding the foregoing, however, Prime (i) is not entitled to any rights as a stockholder of Medstone with respect to the Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreement. Prime does not own any Shares. Prime hereby disclaims beneficial ownership of any shares of Medstone common stock (including the Shares, which include any shares of Medstone common stock from the exercise of any of the options), and nothing contained in this statement on Schedule 13D shall be construed as an admission that Prime is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D.

(c). Except as described herein, there have been no transactions in shares of Medstone common stock by Prime, or, to the best of its knowledge, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) – (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the matters set forth herein in response to Items 3 and 4 above, Prime is not, and, to the best of Prime’s knowledge, none of the persons listed in Schedule A hereto are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Medstone, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Voting Agreement dated as of November 11, 2003, by and among Prime Medical Services, Inc., Medstone International, Inc., The Radlinski Family Trust and David Radlinski (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed by Prime on November 12, 2003).

Exhibit 2	Agreement and Plan of Merger dated as of November 11, 2003, by and among Prime Medical Services, Inc., ABC Merger, Inc. and Medstone International, Inc. (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Prime on November 12, 2003).

SCHEDULE A

INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

OF PRIME MEDICAL SERVICES, INC.

Set forth below is the name, title, business address and citizenship of each director and executive officer of Prime.

Name	Title	Business Address	Citizenship
Brad A. Hummel	President, Chief Executive Officer and a Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

John Q. Barnidge	Chief Financial Officer, Senior Vice President and Secretary	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Bonnie Langford	President of Urology Division	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Phillip J. Supple	President of Manufacturing Division	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Richard A. Rusk	Vice President and Controller	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Kenneth S. Shifrin	Chairman of the Board	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

R. Steven Hicks	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Joseph Jenkins, M.D.	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Carl S. Luikart, M.D.	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Michael R. Nicolais	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

William A. Searles	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Michael J. Spalding, M.D.	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2003	PRIME MEDICAL SERVICES, INC.

	By:	/s/ John Q. Barnidge

John Q. Barnidge, Chief Financial Officer, Senior Vice President and Secretary

EXHIBIT INDEX

Exhibit 1	Voting Agreement dated as of November 11, 2003, by and among Prime Medical Services, Inc., Medstone International, Inc., The Radlinski Family Trust and David Radlinski (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed by Prime on November 12, 2003).

Exhibit 2	Agreement and Plan of Merger dated as of November 11, 2003, by and among Prime Medical Services, Inc., ABC Merger, Inc. and Medstone International, Inc. (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Prime on November 12, 2003).